08001490

SE-169 83 Solna
Sweden
www.skanska.com

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

March 11, 2008

Our contact
Marianne Bergström

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Release published March 4, 6 and 7, 2008.

Best regards,

Skanska AB

Marianne Bergström

Published	Item	Document name	Required by
March 4, 2008	Press Release	Skanska to build highway in Czech Republic for CZK 1 billion about SEK 365 M	law and by the listing agreement with Stockholm Stock Exchange
March 6, 2008	Press Release	Skanska's Annual Report available on website	law and by the listing agreement with Stockholm Stock Exchange
March 7, 2008	Press Release	Skanska to expand refinery in Brazil for USD 150 M, about SEK 960 M	law and by the listing agreement with Stockholm Stock Exchange

dlw 3/27

SKANSKA

Press Release

March 6, 2008
03:00 pm CET

SUPPL

Skanska's Annual Report available on website

The Skanska Annual Report for 2007 will from Friday March 7 at 8.30am be available on Skanska's website, at www.skanska.com/investors.

At the same time, a print-out of the electronic version is available at Skanska AB's head office, Råsundavägen 2, Solna.

It is expected that printed copies of the Annual Report will be received by the shareholders on or about March 19.

In addition to the website, the Annual Report can also be ordered from Skanska AB, Investor Relations, SE-169 83 Solna, Sweden, telephone +46 (0)8-753 88 00, e-mail investor.relations@skanska.se.

For further information please contact:

Anders Lilja, Senior Vice President Investor Relations, Skanska AB, tel +46 8 753 88 01
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

March 7, 2008
08:30 am CET

Skanska to expand refinery in Brazil for USD 150 M, about SEK 960 M

Skanska has secured a contract to build a hydrodesulphurization (HDS) unit at a refinery in Brazil. Skanska's contract amount totals USD 150 M, about SEK 960 M, which is included in order bookings for the first quarter.

The customer is Refap, a consortium comprising the state-owned Brazilian oil company Petrobas and privately owned Spanish-Argentine Repsol YPF. This is Skanska's third project for Refap in the past four years.

The contract covers construction of a hydrodesulphurization (HDS) unit at Alberto Pasqualini refinery (Refap) in Rio Grande do Sul. The facility will have a capacity to process 5,000 cubic meters per day. The scope of the contract includes detail engineering, purchasing, construction, electromechanical installations and assistance with commissioning and start-up of the plant.

The project is part of a nationwide environmental program to reduce sulphur contaminants in petroleum products.

Work begins in April and is scheduled for completion within 30 months.

Skanska Latin America is one of the continent's leading construction companies and one of Skanska's most profitable units. Operations focus primarily on construction, operations and services for the international energy industry. In 2007, the company had some 12,000 employees and sales of about SEK 4.3 billion.

For further information please contact:

Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

SKANSKA

Press Release

March 4, 2008
08:30 am CET

Skanska to build highway in Czech Republic for CZK 1 billion, about SEK 365 M

Skanska has secured a contract to build a stretch of highway in the Czech Republic. Skanska's contract amount totals CZK 1 billion, about SEK 365 M, which is included in order bookings for the first quarter. The customer is the Czech national highway administration. The project is being financed through the national Czech infrastructure fund.

The contract involves an approximately 6-kilometer stretch of four-lane highway on the D47 route from Bohumin in the eastern Czech Republic to the Polish border. When this section is completed in 2011, the highway is fully built out between Ostrava and the Polish border, where the D47 will link with the A1 highway in Poland. Skanska has previously built many stages of the D47.

The assignment includes 21 bridges, of which the longest is the 175-meter span over the Olse River. Work begins immediately and the road is planned for completion in 2011.

The project is being carried out in a consortium in which Skanska holds 34 percent, ODS Dopravni 35 percent, ALPINE CZ 19 percent and OHL Zs 12 percent of the total contract amount of CZK 3 billion.

Skanska Czech Republic, which is the largest construction company in the country, had sales of about SEK 11 billion in 2006. The company has about 7,000 employees.

For further information please contact:

Ondrej Such, Press Officer, Skanska Czech Republic,
tel +420 267 095 444
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for the media: +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END